Filed by: TriVascular Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

TriVascular Technologies, Inc. Reports Third Quarter Financial Results

Santa Rosa, Calif., November 9, 2015 – TriVascular Technologies, Inc. (NASDAQ:TRIV), manufacturer of the Ovation® Abdominal Stent Graft platform, today reported financial results for the third quarter ended September 30, 2015.

Recent Accomplishments:

•	Third quarter revenue of $9.5 million, up 20.0% over the third quarter of 2014 as reported, and 23.4% on a constant currency basis

•	Third quarter gross margin of 63.5%, an increase from 57.2% in the third quarter of 2014

•	4-year Ovation Clinical data presented at the November VIVA conference

•	Interim LIFE Study data highlighting clinical & economic benefits of Ovation platform also presented at VIVA conference

•	Commercial roll-out of the Ovation iX™ platform initiated in the fourth quarter of 2015

“We are pleased with our domestic and international performance in the third quarter which demonstrates continued adoption of the Ovation platform” said President and Chief Executive Officer, Chris Chavez. “As announced on October 26, 2015, TriVascular and Endologix, Inc. signed a definitive merger agreement to form a combined company focused on providing physicians with innovative new technologies for the treatment of patients with AAA. We look forward to bringing together our combined expertise for the benefit of our customers, patients, employees and stockholders. We believe, following the closing of the merger currently expected to be in early 2016, the combined capabilities and differentiated technologies of both companies will allow us to more effectively advance our goal to improve and expand EVAR safely for more patients.”

Third Quarter Financial Results

Revenue for the three months ended September 30, 2015 increased 20.0% to $9.5 million, from $7.9 million in the same period of the prior year. Geographically, revenue in the United States was $6.5 million, an increase of 20.3% from the three months ended September 30, 2014. International revenue totaled $3.0 million, an increase of 19.4% from the three months ended September 30, 2014. On a constant currency basis international and worldwide revenue increased 30.6% and 23.4%, respectively, in the quarter.

Gross margin for the third quarter of 2015 was 63.5%, up from 57.2% in the three months ended September 30, 2014. The increase in gross margin was primarily due to spreading manufacturing overhead costs over higher production volumes.

Operating expenses for the third quarter of 2015 were $17.4 million, an increase of 5% compared to the third quarter of 2014. The increase in operating expenses was driven primarily by an increase in selling, marketing and general and administrative expenses.

Loss from operations for the third quarter of 2015 was $11.4 million, compared to $12.1 million for the third quarter of 2014. Net loss for the third quarter of 2015 was $13.6 million, compared to $13.9 million for the third quarter of 2014. Adjusted EBITDA, a non-GAAP measure, was a loss of $10.1 million for the third quarter of 2015 compared to $11.4 million in the third quarter of 2014.

Cash and cash equivalents and short term investments were $50.0 million as of September 30, 2015.

Use of Non-GAAP Financial Measures

This press release includes the non-GAAP financial measures of Adjusted EBITDA and of constant currency revenue growth percentage. We evaluate our results of operations on an as reported and a constant currency basis. The constant currency presentation, which is a non-GAAP measure, excludes the impact of fluctuations in foreign currency exchange rates. We believe presenting constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant currency percentages by converting our prior-period local currency financial results using the current period exchange rates and comparing these adjusted amounts to our current period reported results. We define EBITDA as net loss plus interest expense, income tax expense, and depreciation and amortization. We define Adjusted EBITDA as

EBITDA plus stock-based compensation expense and the change in value of our warrants. For a reconciliation of Adjusted EBITDA to the most comparable GAAP financial measure of net loss, please refer to the table appearing at the end of this press release. We present Adjusted EBITDA because we believe it is a useful indicator of our operating performance. Our management uses Adjusted EBITDA principally as a measure of our operating performance, and believes that Adjusted EBITDA is useful to our investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. Adjusted EBITDA should not be considered in isolation or as a substitute for a measure of our liquidity or operating performance prepared in accordance with U.S. GAAP, and is not indicative of net loss from operations as determined under GAAP. Adjusted EBITDA and other non-GAAP financial measures have limitations that should be considered before using these measures to evaluate our liquidity or financial performance. Adjusted EBITDA does not include certain expenses that may be necessary to review our operating results and liquidity requirements. Our definition and calculation of Adjusted EBITDA may differ from that of other companies. In addition, to facilitate the explanation of the earnings per share calculation for the three and nine month periods ended September 30, 2015 and 2014, we are also providing a pro forma calculation reflecting conversion of our convertible preferred stock in connection with the closing of our initial public offering in April 2014.

About TriVascular Technologies, Inc. TriVascular is a medical device company developing and commercializing innovative technologies to significantly advance minimally invasive treatment of abdominal aortic aneurysms. The company manufactures the Ovation Abdominal Stent Graft platform, the lowest profile FDA-approved endovascular aortic repair (EVAR) system, which utilizes a novel, polymer-based sealing mechanism. TriVascular is based in Santa Rosa, California.

Forward-Looking Statements

In addition to the historical information, this communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. TriVascular’s results for the quarter ended September 30, 2015 are not necessarily indicative of operating results for any future periods.

Additional Information and Where to Find It

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S-4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION.

In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Company Contact:

Michael R. Kramer

Chief Financial Officer

(707) 543-8709

Media Contact:

Vivek K. Jayaraman

VP, Global Sales & Marketing

(707) 543-8804

vivek.jayaraman@trivascular.com

Investor Relations Contact:

Westwicke Partners

Jamar Ismail

(415) 513-1282

Jamar.ismail@westwicke.com

— Financial Tables Follow —

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Statements of Comprehensive Loss

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2015	2014	2015	2014
	(unaudited)
Revenue	$9,455	$7,878	$27,213	$22,710
Cost of goods sold	3,453	3,372	10,571	10,500

Gross profit	6,002	4,506	16,642	12,210
Operating expenses:
Sales, general and administrative	13,245	12,566	42,101	37,766
Research and development	4,173	4,047	12,317	11,919

Total operating expenses	17,418	16,613	54,418	49,685

Loss from operations	(11,416)	(12,107)	(37,776)	(37,475)
Other income (expense):
Interest expense	(2,102)	(1,726)	(5,888)	(5,869)
Interest income and other income (expense), net	(13)	11	(228)	627

Loss before income tax expense	(13,531)	(13,822)	(43,892)	(42,717)
Provision for income tax	47	65	179	165

Net loss	$(13,578)	$(13,887)	$(44,071)	$(42,882)

Net loss per share, basic and diluted	$(0.66)	$(0.69)	$(2.17)	$(3.41)

Weighted average shares used to compute net loss per share, basic and diluted	20,467	20,013	20,347	12,592

Other comprehensive (loss) income:
Change in foreign currency translation adjustment	(12)	(212)	57	(258)
Change in unrealized (loss) gain on short-term investments	2	—	10	—

Other comprehensive income (loss)	(10)	(212)	67	(258)

Comprehensive loss	$(13,588)	$(14,099)	$(44,004)	$(43,140)

Non-GAAP Financial Measures Reconciliation – Pro Forma Net Loss Per Share

To facilitate the explanation of the earnings per share calculation for the three and nine months ended September 30, 2015, and 2014, we are also providing a pro forma calculation reflecting conversion of our convertible preferred stock in connection with the closing of our initial public offering in April 2014. Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the convertible preferred stock which were automatically converted into common stock upon the closing of our initial public offering using the as-if converted method into common shares as though the conversion had occurred as of January 1, 2014, or the original date of issuance, if later. The following table summarizes the unaudited pro forma net loss per share (in thousands, except for per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(unaudited)
Numerator
Net Loss	$(13,578)	$(13,887)	$(44,071)	$(42,882)
Add: Pro forma adjustment to reverse the mark-to-market adjustments attributable to the convertible preferred stock warrants	—	—	—	(633)

Pro forma net loss	$(13,578)	$(13,887)	$(44,071)	$(43,515)

Denominator
Weighted average shares used to compute net loss per share, basic and diluted	20,467	20,013	20,347	12,592
Add: Pro forma adjustments to reflect weighted average effect of conversion of convertible preferred stock	—	—	—	4,436

Weighted average shares used to compute pro forma net loss per share, basic and diluted	20,467	20,013	20,347	17,028

Pro forma net loss per share, basic and diluted	$(0.66)	$(0.69)	$(2.17)	$(2.56)

Non-GAAP Financial Measures Reconciliation – EBITDA and Adjusted EBITDA

The following table presents a reconciliation of net loss to EBITDA and Adjusted EBITDA for the periods presented (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(unaudited)
Net Loss	$(13,578)	$(13,887)	$(44,071)	$(42,882)
Interest expense	2,102	1,726	5,888	5,154
Interest expense, recognition of unamortized discount on repayment of note payable	—	—	—	715
Provision for income taxes	47	65	179	165
Depreciation & amortization	119	129	362	402

EBITDA	(11,310)	(11,967)	(37,642)	(36,446)
Stock-based compensation	1,163	565	3,468	1,700
Change in value of warrants	—	—	—	(633)

Adjusted EBITDA	$(10,147)	$(11,402)	$(34,174)	$(35,379)

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Balance Sheets

(in thousands, except par value)

	September 30, 2015	December 31, 2014

	(unaudited)
Assets
Current assets
Cash and cash equivalents	$34,894	$32,896
Short-term investments	15,135	46,084
Accounts receivable	6,600	6,565
Inventories, net	9,534	8,570
Prepaid expenses and other current assets	2,265	2,932

Total current assets	68,428	97,047
Property and equipment, net	1,093	1,248
Goodwill	8,259	8,259
Other intangible assets	1,182	1,182
Other assets	832	797

Total assets	$79,794	$108,533

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$2,780	$1,862
Accrued liabilities and other	6,826	8,465

Total current liabilities	9,606	10,327
Notes payable	65,325	55,004
Other long term liabilities	3,335	3,629

Total liabilities	78,266	68,960

Stockholders’ equity
Preferred stock, $0.01 par value, 5,000 shares authorized, 0 shares issued and outstanding at September 30, 2015, and December 31, 2014	—	—
Common stock, $0.01 par value, 100,000 shares authorized, 20,446 and 20,168 shares issued and outstanding at September 30, 2015, and December 31, 2014, respectively	204	202
Additional paid-in capital	341,402	335,445
Accumulated other comprehensive income	(113)	(180)
Accumulated deficit	(339,965)	(295,894)

Total stockholders’ equity	1,528	39,573

Total liabilities and stockholders’ equity	$79,794	$108,533